FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2008
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under
cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form,
the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
("Gold Fields" or "the Company")

APPOINTMENT INDEPENDENT NON-EXECUTIVE DIRECTOR

In terms of Section 3.59 (a) of the Listings Requirements
of JSE Limited, the Board is pleased to announce that Gayle
Margaret Wilson has been appointed an independent Non-
Executive Director and a member of the Audit Committee with
effect from 1 August 2008.

Gayle is a chartered accountant and has a wealth of
experience in auditing the mining industry. Previously,
Gayle was a partner of Ernst & Young until June 2005 and
the lead engagement partner on Anglovaal Mining Limited
(now African Rainbow Minerals Limited) from 1997 to 2003.
She was involved in the audit of Anglo Platinum Limited for
several years and was also responsible for Northam Platinum
Limited. Gayle was involved in the audit of AngloGold
Ashanti Group from its formation and in 2001, this became
her main focus when she took over as the lead engagement
partner. Gayle was also engaged in part time consulting
for Ernst & Young in their technical department and in this
role she was responsible for ensuring that Ernst & Young
South Africa met the International Standard of Quality
Control 1, a quality and risk process that every auditing
firm is required to put in place.

The Board welcomes Gayle to the Gold Fields Group and looks
forward to her valuable contribution.

1 August 2008
Sponsor
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 2 September 2008

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs